EXHIBIT 21.1
Latch, Inc.
List of Subsidiaries
As of December 31, 2021

Name	Jurisdiction
Latch Systems, Inc.	Delaware
Latch Taiwan, Inc.	Delaware
Latch Insurance Solutions, LLC	Delaware
Latch Systems Ltd	England and Wales